05058814

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

INDEX TO FINANCIAL STATEMENTS

ERNST & YOUNG

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 25, 2005, except for Note 6, as to
which the date is June 7, 2005

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
Assets:		
Investments	$865,442,374	$729,159,343
Cash	-	36,594
Total assets	865,442,374	729,195,937
Net assets available for benefits	$865,442,374	$729,195,937

See accompanying notes.

ACT-RPG-11K!PSNA

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2004

Contributions:	
Participant	$ 24,556,378
Employer	16,413,000
Rollovers	2,918,033
Total contributions	43,887,411
Net investment income:	
Dividends	12,639,304
Interest	1,291,692
Total dividend and interest income	13,930,996
Net appreciation in fair value of investments	204,630,157
Investment expenses	(568,713)
Total net investment income	217,992,440
Withdrawals	125,633,414
Increase during the year	136,246,437
Net assets available for benefits at beginning of year	729,195,937
Net assets available for benefits at end of year	$865,442,374

See accompanying notes.

ACT-RPG\11KIPSoCINA

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1--Significant accounting policies and description of Plan

The information included below regarding The Williams Investment Plus Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its subsidiaries ("Williams"), excluding employees covered by another defined contribution plan, employees represented by certain collective bargaining agreements, and certain other employees, as defined.

Fidelity Management Trust Company is the trustee, and Fidelity Investments Institutional Operations Company, Inc. is the record keeper for the Plan.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment valuation and income recognition

Participant loans are carried at their outstanding balances, which approximate fair value. Shares of mutual funds are valued based on published market prices, which represent the net asset values of the shares held by the Plan. The fair value of the common collective trust is based on the fair value of the underlying investments as determined by the trustee of the fund. Investments in common stock and all other assets are stated at fair value based upon closing market quotes.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams. Each participant has an Employee Contribution Account, consisting of an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account; and an Employer Contribution Account, consisting primarily of an Employer Matching

Note 1--Significant accounting policies and description of Plan (continued)

Contribution Account. In addition, certain participants may also have a BESOP Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, and a WESOP Account, as applicable. Effective April 18, 2003, the Plan was amended to allow certain eligible catch-up contributions as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and, as a result, certain participants may also have a Catch-up Contribution Account.

The Plan is a defined contribution plan to which an eligible employee participant may allot from one percent to 30 percent of his/her compensation (one to ten percent for Highly Compensated Employees, as defined in the Plan) per pay period. The employer will contribute an amount equal to 100 percent of each participant's allotment up to a maximum of six percent of his/her compensation. In addition, the Plan allows for discretionary employer contributions. No such discretionary contributions were made in 2004.

The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. The Plan allows a maximum contribution to the Pre-Tax Account of 30 percent of the eligible employee participant's compensation (10 percent for Highly Compensated Employees). The maximum pre-tax contribution percentage is subject to periodic adjustment in order to comply with Internal Revenue Service ("IRS") Regulations.

Participants may elect investment in any of various funds, including the All Market Option (which consists of a self-directed fund and The Williams Common Stock Fund ("Williams Common Stock Fund")), provided they allocate their contribution in multiples of one percent. A participant may change his/her investment direction from time to time, subject to certain limitations.

Vesting

A participant has a non-forfeitable vested interest in the current fair value of the assets purchased with his/her contributions. An eligible employee participant becomes 20 percent vested in the employer contributions made on his/her behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant's account becomes totally vested by reason of his/her death, total and permanent disability, reaching age 65, retirement under a pension plan of Williams, permanent job elimination or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan.

Note 1--Significant accounting policies and description of Plan (continued)

Upon certain sales of assets or companies, participants affected by permanent job elimination or permanent reduction in work force are also 100 percent vested. Generally, payment of benefits is made at the participant's discretion in Williams common stock and/or cash, or cash only, in a lump sum.

Employer contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

In-service withdrawals

An eligible employee participant may request a partial in-service withdrawal from the Plan of his/her Rollover Contribution Account and a portion, as defined in the Plan document, of his/her After-Tax Account. An eligible employee participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal.

An eligible employee participant who has completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall the amount withdrawable exceed the vested portion of the participant's Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every twelve months.

A participant who is at least age 59½ may request a post 59½ withdrawal from the Plan. The withdrawal can include the vested portion of his/her Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account and the BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or a Transtock Account (the "Restricted Williams Common Stock Fund") may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Note 1--Significant accounting policies and description of Plan (continued)

Withdrawals from an eligible employee participant's Pre-Tax Account before age 59½ may be made if he/she is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested balance. Loan terms range from one to five years or up to 25 years for the purchase of a primary residence. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant's employment is terminated, the participant may continue to make principal and interest payments through a coupon book payment process, subject to certain limitations.

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

Net investment income (loss), including net appreciation (depreciation) in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant's account balances.

Only participants with Williams common stock in Transtock or WESOP accounts can elect to receive dividends earned on the vested portions of their Williams Common Stock Fund accounts.

While the Compensation Committee has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of termination, each participant becomes fully vested in their entire account balance.

Note 1--Significant accounting policies and description of Plan (continued)

Risk and uncertainties

The Plan provides for various investments in mutual funds, a common collective trust and the All Market Option (which consists of the Williams Common Stock Fund and a self-directed account). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2--Investments

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2004	2003
Williams Common Stock Fund	$433,860,758*	$319,270,511*
Fidelity Managed Income Portfolio II	104,035,264	108,030,404
Fidelity Magellan Fund	55,584,390	58,772,404
Vanguard Institutional Index Fund	56,807,957	55,150,664

*Includes nonparticipant-directed investments (see Note 3)

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ 22,349,662
Common stocks	182,292,332
Other	(11,837)
	$204,630,157

H:\ACT\CORRES\ERISNOTE

Note 3—Nonparticipant-directed investments

The nonparticipant-directed investments in the Plan are held by certain participants who hold Williams common stock in the Restricted Williams Common Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to this fund is as follows:

	December 31, 2004	December 31, 2003
Net assets:		
Williams common stock	$26,545,061	$18,669,897

	Year Ended December 31, 2004
Changes in net assets:	
Dividends and interest	$ 124,544
Net appreciation in fair value of assets	11,088,138
Investment expense	(4,879)
Benefits paid to participants	(2,477,372)
Transfers to participant-directed investments	(855,267)
	$ 7,875,164

Note 4--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated February 24, 2004, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the amendments covered by the determination letter; however, the Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The necessary steps, if any, will be taken to maintain the Plan's qualified status.

Note 5--Differences between financial statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004:

Net assets available for benefits per the financial statements	$865,442,374
Amounts allocated to withdrawing participants	(282,363)
Net assets available for benefits per the Form 5500	$865,160,011

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 2004:

Withdrawals per the financial statements	$125,633,414
Add: Amounts allocated to withdrawing participants at December 31, 2004	282,363
Withdrawals per Form 5500	$125,915,777

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

Note 6--Subsequent events

Effective March 25, 2005, the Plan was amended limiting participants' future contributions, including employer and employee contributions, loan payments and rollovers in shares of the Williams Common Stock Fund to no more than 20 percent of total contributions. If a participant did not redirect their future contributions in the Williams Common Stock Fund to 20 percent or less prior to 3:00 P.M. Central Standard Time March 24, 2005, their contributions in excess of the 20 percent were automatically redirected to a default investment fund, one of the Fidelity Freedom Fund options in the Plan, based on the participant's age. The amendment also prohibits exchanges (transfers from other investment funds) into shares of the Williams Common Stock Fund.

Effective July 1, 2005, the Plan was amended to convert the entire Williams Common Stock Fund within the Plan to an employee stock ownership plan (ESOP) effective July 1, 2005. Additionally, this amendment would allow for dividend pass-through for the dividends received on the shares in the Plan's ESOP effective January 1, 2008. Prior to this amendment, a portion of the Plan has already been characterized as an ESOP, and dividend pass-through is allowed on such portion currently.

SUPPLEMENTAL SCHEDULE

Schedule 1

THE WILLIAMS
INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity	Fidelity Managed Income Portfolio II – 104,035,264 shares		$104,035,264
	PIMCO	PIMCO Total Return Inst Fund – 1,554,259 shares		16,583,942
*	Fidelity	Fidelity Puritan Fund – 1,953,327 shares		37,015,543
	Vanguard	Vanguard Institutional Index Fund – 513,124 shares		56,807,957
	Vanguard	Vanguard Equity Income ADM Fund – 125,040 shares		6,158,218
*	Fidelity	Fidelity Contrafund – 689,736 shares		39,135,645
*	Fidelity	Fidelity Magellan Fund – 535,547 shares		55,584,390
	Putnam	Putnam Voyager Fund Y – 1,297,379 shares		22,237,077
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund – 582,017 shares		18,519,769
*	Fidelity	Fidelity Diversified International Fund – 1,077,072 shares		30,847,344
*	Fidelity	Fidelity Freedom Income Fund – 130,413 shares		1,469,758
*	Fidelity	Fidelity Freedom 2010 Fund – 186,088 shares		2,534,522
*	Fidelity	Fidelity Freedom 2020 Fund – 152,376 shares		2,127,168
*	Fidelity	Fidelity Freedom 2030 Fund – 102,501 shares		1,443,217

*Party-in-interest
**Column not applicable for participant-directed investments.

THE WILLIAMS
INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity	Fidelity Freedom 2040 Fund – 87,810 shares		$ 726,186
*	The Williams Companies, Inc.	Common stock – 25,004,033 shares		407,315,697
*	The Williams Companies, Inc. – nonparticipant-directed	Common stock – 1,629,531 shares	$17,941,968	26,545,061
*	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		24,123,576
*	Participant Loan	Loans extended to participants at interest rates of 5.0% to 10.5%		12,232,040
				$ 865,442,374

*Party-in interest
**Column not applicable for participant-directed investments.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-85542) pertaining to The Williams Investment Plus Plan of our report dated May 25, 2005, except for Note 6, as to which the date is June 7, 2005, with respect to the financial statements and schedule of The Williams Investment Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Tulsa, Oklahoma
June 22, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS
INVESTMENT PLUS PLAN
(Name of Plan)

By ______________________
Tom Janorschke
Chairman, Administrative Committee
The Williams Companies, Inc.

Date: June 22, 2005